DOMINION FUNDS, INC.

                                                                October 28, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Attn: Ms. Patricia Williams

Re: Request for Accelerated Effective Date for

SHEPHERD FUND (the “Fund”),

a series of Dominion Funds, Inc. (the “Company”)

(Reg. No. 033-49808 and ICA No. 811-06727)

Dear Ms. Williams:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company and Northern Lights Distributors, LLC, the distributor of the above-referenced Fund, hereby jointly and respectfully request that Post-Effective Amendment No. 24 of the Company’s Registration Statement on Form 485APOS, filed on October 28, 2009 (the “Amendment”), be declared effective on Thursday, October 29, 2009, at 9:00 a.m. Eastern time, or as soon as practicable thereafter.  Absent acceleration, the Amendment would be effective on December 8, 2009.

If you have any questions or request additional information regarding this matter, please contact Robert N. Sobol, Esq., counsel to the Company, at (267) 625-3951.

Very truly yours,

DOMINION FUNDS, INC.

NORTHERN LIGHTS DISTRIBUTORS, LLC

By:

/s/ Paul Dietrich

By:

/s/ Brian Nielsen

Name:

Paul Dietrich

Name:

Brian Nielsen

Title:

President

Title:

President